Exhibit 99.1

NEWS RELEASE

Fortuna Extends High Grade Gold Mineralization at Sunbird, Including 6.1 g/t Au over 18.9 meters, Séguéla Mine, Côte d’Ivoire

Vancouver, British Columbia, February 12, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report results from ongoing exploration drilling at the Sunbird deposit, located at the Séguéla Mine in Côte d’Ivoire (see Figure 1). Recent drilling has successfully extended mineralization at depth and expanded a second high grade mineralized shoot.

Paul Weedon, Senior Vice President of Exploration, commented, “Continued drilling at Sunbird confirms that high grade mineralization remains wide open at depth.” Mr. Weedon added, “With five drill rigs currently focused on Sunbird, these results build on previously announced high grade drill intercepts and further underpin the potential for resource growth.”

Sunbird Deposit Drilling Highlights

SGRD2473:	15.4 g/t Au	over an estimated true width of 4.2 meters from 478 meters, including
	26.2 g/t Au	over an estimated true width of 2.1 meters from 480 meters

SGRD2475:	4.1 g/t Au	over an estimated true width of 13.3 meters from 504 meters, including
	13.6 g/t Au	over an estimated true width of 0.7 meters from 504 meters

SGRD2477:	10.9 g/t Au	over an estimated true width of 2.1 meters from 483 meters, including
	23.5 g/t Au	over an estimated true width of 0.7 meters from 485 meters
	13.9 g/t Au	over an estimated true width of 4.9 meters from 489 meters, including
	27.5 g/t Au	over an estimated true width of 2.1 meters from 492 meters

SGRD2491:	5.2 g/t Au	over an estimated true width of 8.4 meters from 513 meters, including
	12.0 g/t Au	over an estimated true width of 1.4 meters from 513 meters, and
	14.3 g/t Au	over an estimated true width of 0.7 meters from 521 meters
	8.2 g/t Au	over an estimated true width of 8.4 meters from 528 meters, including
	29.6 g/t Au	over an estimated true width of 1.4 meters from 533 meters

SGDD148:	73.5 g/t Au	over an estimated true width of 0.7 meters from 530 meters
	6.1 g/t Au	over an estimated true width of 18.9 meters from 564 meters, including
	25.4 g/t Au	over an estimated true width of 0.7 meters from 569 meters, and
	27.4 g/t Au	over an estimated true width of 0.7 meters from 574 meters, and
	16.8 g/t Au	over an estimated true width of 0.7 meters from 589 meters

SGDD149:	13.0 g/t Au	over an estimated true width of 4.2 meters from 686 meters, including
	31.1 g/t Au	over an estimated true width of 1.4 meters from 686 meters

A further 22 drill holes, totaling 9,816 meters, have been completed at the Sunbird deposit as part of the underground resource confidence infill and extension drilling program (see Figure 2). All drill holes were completed after the June 30, 2025 data cut-off date used for reporting the current Séguéla Mineral Resources and Mineral Reserves (refer to Fortuna news release dated January 20, 2026). Drilling focused on extending the lower shoot and has successfully delineated high grade gold mineralization approximately 400 meters beyond the existing Mineral Resource and Mineral Reserves envelopes, with results including 13.0 g/t Au over an estimated true width of 4.2 meters from 686 meters depth in drill hole SGDD149. Infill drilling has also targeted the linkage between the upper and lower shoots, returning results such as 4.1g/t Au over an estimated true width of 11.9 meters from 499 meters depth in SGRD2487.

Mineralization at the Sunbird deposit remains open at depth and along strike, with drilling expected to continue throughout 2026.

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program.

Figure 1: Location of the Sunbird Deposit, Séguéla Mine, Côte d’Ivoire

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
Plant site
8km
5km
P3
BARANA
BADIOR
P24
GABBRO NORTH
P17
P21
PORPHYRY
AGOUTI
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
KINGFISHER
P1
ANCIEN
FOLLY
N
0
2.5
5km
Date: 05/03/2025
Fortuna Mining

Figure 2: Sunbird Deposit long-section - looking west, Séguéla Mine, Côte d’Ivoire

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to either the ALS Global preparation laboratory in Yamoussoukro, Cote d’Ivoire or the Bureau Veritas preparation and analytical laboratory in Abidjan, Cote d’Ivoire. Sample pulps prepared by ALS Global were then transported via commercial courier to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples at either ALS’s Ouagadougou laboratory or Bureau Veritas’ laboratory in Abidjan. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish.  Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, both ALS and Bureau Veritas laboratories inserted their own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, the Mineral Resource and Mineral Reserve estimates at the Sunbird deposit; the Company’s proposed exploration plans and objectives at the Sunbird deposit; statements regarding the potential for resource growth; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Séguéla Mine drill program: Sunbird Deposit drill holes and assay results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD2472	742478	892511	554	540	90	-60	492	496	4	2.8	4.2	RCD	Sunbird
SGRD2473	742497	892536	552	500	90	-60	418	420	2	1.4	3.2	RCD	Sunbird
							478	484	6	4.2	15.4	RCD	Sunbird
						Incl.	480	483	3	2.1	26.2	RCD	Sunbird
SGRD2474	742475	892537	551	60	90	-60					NSI	RCD	Sunbird
SGRD2475	742478	892590	542	540	90	-60	504	523	19	13.3	4.1	RCD	Sunbird
						Incl.	504	505	1	0.7	13.6	RCD	Sunbird
SGRD2476	742475	892713	526	560	90	-60	518	522	4	2.8	3.5	RCD	Sunbird
SGRD2477	742501	892563	551	507	90	-60	483	486	3	2.1	10.9	RCD	Sunbird
						Incl.	485	486	1	0.7	23.5	RCD	Sunbird
							489	496	7	4.9	13.9	RCD	Sunbird
						Incl.	492	495	3	2.1	27.5	RCD	Sunbird
SGRD2478	742473	892687	529	563.8	90	-60	513	515	2	1.4	3.5	RCD	Sunbird
SGRD2479	742475	892612	541	36	90	-60	Not sampled	abandoned				RCD	Sunbird
SGRC2480	742477	892612	541	594	90	-60	549	558	9	6.3	3.2	RCD	Sunbird
							562	565	3	2.1	15.8	RCD	Sunbird
						Incl.	562	564	2	1.4	21.8	RCD	Sunbird
							569	571	2	1.4	5.7	RCD	Sunbird
SGRC2481	742451	892511	558	29	90	-60	Not sampled	abandoned				RCD	Sunbird
SGDD142	742446	892560	526	214.6	90	-60	Not sampled	abandoned				DD	Sunbird
SGRD2483	742449	892687	529	42	90	-60					NSI	RCD	Sunbird
SGRD2484	742452	892661	533	627	90	-60	588	591	3	2.1	10.7	RCD	Sunbird
						Incl.	589	590	1	0.7	27.9	RCD	Sunbird
SGRD2485	742448	892712	526	610	90	-60	581	584	3	2.1	5.7	RCD	Sunbird
SGRD2487	742477	892537	551	540.7	90	-60	499	516	17	11.9	4.1	RCD	Sunbird
						Incl.	501	502	1	0.7	10.2	RCD	Sunbird
SGRD2490	742494	892485	543	48	90	-60					NSI	RCD	Sunbird
SGRD2491	742476	892639	534	567	90	-60	513	525	12	8.4	5.2	RCD	Sunbird
						Incl.	513	515	2	1.4	12.0	RCD	Sunbird
						And	521	522	1	0.7	14.3	RCD	Sunbird
							528	540	12	8.4	8.2	RCD	Sunbird
						Incl.	533	535	2	1.4	29.6	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGDD145	742425	892513	563	624.2	90	-60	587	590	3	2.1	2.7	DD	Sunbird
							593	596	3	2.1	8.1	DD	Sunbird
						Incl.	594	596	2	1.4	11.0	DD	Sunbird
							602	611	9	6.3	4.3	DD	Sunbird
							614	618	4	2.8	8.0	DD	Sunbird
						Incl.	616	617	1	0.7	11.1	DD	Sunbird
SGDD147	742391	892463	567	660.1	90	-60	104	106	2	1.4	3.2	DD	Sunbird
							624	627	3	2.1	5.4	DD	Sunbird
							634	647	13	9.1	3.9	DD	Sunbird
						Incl.	642	643	1	0.7	10.9	DD	Sunbird
SGDD148	742425	892536	563	622	90	-60	530	531	1	0.7	73.5	DD	Sunbird
							564	591	27	18.9	6.1	DD	Sunbird
						Incl.	569	570	1	0.7	25.4	DD	Sunbird
						And	574	575	1	0.7	27.4	DD	Sunbird
						And	589	590	1	0.7	16.8	DD	Sunbird
SGRD2489	742453	892488	558	610.6	90	-60	516	518	2	1.4	2.6	RCD	Sunbird
							546	547	1	0.7	6.9	RCD	Sunbird
SGDD149	742357	892411	565	720.1	90	-60	686	692	6	4.2	13.0	DD	Sunbird
						Incl.	686	688	2	1.4	31.1	DD	Sunbird

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail